By EDGAR “CORRESP” Designation
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
Washington, D.C. 20549
Attention: Larry Spirgel, Assistant Director
File No. 1-14860

Berne, January 19, 2007

Dear Mr. Spirgel,
Reference is made to your letter, dated December 20, 2006 (the “Comment Letter”) setting forth comments of the staff of the Commission (the “Staff”) relating to the Form 20-F of Swisscom AG (“Swisscom”, or the “Company”) for the fiscal year ended December 31, 2005, filed on April 24, 2006.
We hereby supplement our letter of November 10, 2006, in which we responded to the comments set forth in your comment letter dated September 25, 2006.
For the convenience of the Staff, the text of Staff’s comments in the Comment Letter has been reproduced below and is followed by the corresponding Swisscom response.

Form 20-F for the fiscal year ended December 31, 2005

Note 2.16 Revenue recognition, page F-11
1.  We note your response to prior comment 8, Please tell us:
•	The amounts that you typically charge for connections and your average monthly service revenues for your fixed network lines. Your response should separately address your residential customers and corporate communication solutions customers.

Swisscom provides homes and businesses in Switzerland with analog (PSTN) and digital (ISDN) telephone access lines and charges the following activation fees (“connection fees”):

EconomyLine (analog access):	CHF 39.95
MultiLine ISDN	CHF 39.95
BusinessLine ISDN — basic connection	CHF 158.20

BusinessLine ISDN — primary connection	CHF 850.00
EconomyLine and MultiLine access are primarily used by residential customers, whereas BusinessLine ISDN is primarily used by business customers. Basic ISDN access provides the customer with two channels and primary ISDN access with thirty channels.
The connection fee is the same for both new customers and for existing customers who have relocated.
Average monthly revenue recorded for connection fees for residential and business customers in 2005 was CHF 1.6 million and CHF 0.1 million, respectively.
The average monthly service revenue per customer is as follows:

Residential customers	CHF 69

Business customers	CHF 6,970
The average monthly revenue includes a monthly base fee and traffic fees. Total average monthly revenue recorded for service revenue for residential and business customers in 2005 was CHF 256 million and CHF 42 million, respectively.
•	Whether you charge the connection fee to all new customers, and describe the terms of your contracts with new customers in more detail.
The connection fee is charged to all new customers, i.e. any time a customer obtains access to a new telephone number.
According to Swisscom’s general terms and conditions, the contract term for an unlimited period but cancellable with a notice period of 2 months for the products EconomyLine, MultiLine ISDN and BusinessLine ISDN. During the contract period, the customer pays a fixed monthly subscription charge and variable traffic charges.
•	Who establishes the connection fee and the level of involvement of your regulator with respect to your connection fees.
The Federal Council establishes price ceilings for the connection fees of retail customers (analog and ISDN) in the Telecommunication Ordinance. According to the Telecommunication Ordinance, paragraph 26, the maximum price to be charged for a new telephone line is currently set at CHF 40, which corresponds to the connection fee Swisscom currently charges to new retail customers (analog and ISDN access).
•	Whether you charge a second connection fee to a customer who initially paid a connection fee, then canceled the contract, only to re-connect a short time thereafter.

As Swisscom has not faced significant competition in the residential access market in the past, this situation has not arisen frequently. Since Cablecom, the leading cable operator in Switzerland, started offering telephony services in mid-2004, Swisscom initiated a customer win back program. Customers who cancel their contract and subsequently re-connect are generally not charged a second connection fee. In 2005, there were less than 10,000 customers who re-connected.
If you ever sell such connections separately. In other words, do you sell connection services to a customer who does not receive monthly services from you.
Historically, Swisscom has not faced significant competition in the residential access market, mainly due to the fact that Swisscom had not been required to unbundle its local loop and to the fact that Cablecom only started offering telephony services over cable on a commercial basis in mid-2004. Connection services have therefore always been sold in conjunction with monthly services.

If you have any questions or need any further information with respect to matters set forth in this letter, please contact Peter Burkhalter at +41 31 3427451 or Mario Rossi at +41 31 3421720.
Sincerely,

Swisscom AG

/s/ Mario Rossi	/s/ Peter Burkhalter

Mario Rossi	Peter Burkhalter
Chief Financial Officer	Head of Group Accounting & Reporting

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